FORM 4

/ x /  Check this box if no longer
       subject to Section 16. Form 4
       or Form 5 obligation may
       continue. See instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person

         GE Fund
         3135 Easton Turnpike
         Fairfield,  CT  06431

2.    Issuer Name and Ticker or Trading Symbol

         Alliance Imaging, Inc. (NASDAQ-SCAN)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

         I.R.S. #22-262-1967

4.   Statement for Month/Year

         December 1997

5.    If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     (  ) Director                        ( x ) 10% Owner
     (  ) Officer (give title below)      (   ) Other (specify below)



     ----------------------------------------------------------------------

7.   Individual or Joint/Group Filing (Check Applicable Line)

     ( x ) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



1. Title of Security    2. Trans-     3. Trans-       4. Securities           5. Amount of   6. Ownership        7. Nature of
   (Instr. 3)              action        action          Acquired (A) or         Secur-         Form:               Indirect
                           Date          Code            Disposed of (D)         ities          Direct (D)          Beneficial
                          (Month/        (Instr.         (Instr. 3, 4            Benefici-      or                  Ownership
                           Day/          8)              and 5)                  ally           Indirect            (Instr. 4)
                           Year)                                                 Owned at       (I)
                                                                                 End of         (Instr. 4)
                                                                                 Month
                                                                                 (Instr.
                                                                                 3 and 4)
                                      ------------    -----------------------
                                      Code       V    Amount (A) or (D) Price


Common Stock            12/18/97      J(See           3,000,000    A     See
                                      Note 1)         shares             Note 1
Common Stock            12/18/97      J(See           3,000,000    D     See        0
                                      Note 1)         shares             Note 1


Reminder: Report on a separate line for each class of securities benefically owned directly or indirectly.


Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)



1. Title of Derivative              2. Conversion    3. Transaction    4. Transaction   5. Number of             6. Date
   Security                            or Exercise      Date              Code             Derivative               Exercisable
   (Instr. 3)                          Price of         (Month/           (Instr. 8)       Securities               and
                                       Derivative       Day/Year)                          Acquired (A)             Expiration
                                       Security                                            or Disposed              Date
                                                                                           of (D)                   (Month/
                                                                                           (Instr. 3, 4,            Day/Year)
                                                                                           and 5)
                                                                       ---------------  ----------------    ------------------------
                                                                                V           (A)      (D)     Date         Expira-
                                                                                                             Exer-        tion
                                                                                                             cisable      Date

Series D 4% Cumulative Redeemable        $6              12/18/97      J(see Note                   18,000   See Note 1   See Note 1
Preferred Stock                                                            1)


Table II (continued)



7. Title and Amount of        8. Price of Derivative  9. Number of Derivative   10. Ownership Form of         11. Nature of Indirect
   Underlying Securities         Security (Instr. 5)   Securities Beneficially    Derivative Security          Beneficial Ownership
                                                       Owned at End of Month      Direct (D) or Indirect (I)   (Instr. 4)
                                                       (Instr. 4)                 (Instr. 4)

----------------------------
Title              Amount or
                   Number of
                   Shares

Common Stock       3,000,000   See Note 1                       0


Explanation of Responses:

Note 1: Each share of Series D 4% Cumulative Redeemable Convertible Preferred Stock of Alliance Imaging, Inc. (the "Series D Preferred Stock) is convertible at any time through 12/31/06 into shares of Alliance Common Stock at a conversion price of $6.00 per share of Common Stock (subject to certain adjustments). On 12/18/97, in connection with the merger of Alliance and Newport Investment LLC pursuant to an agreement dated as of 7/23/97, the shares of Series D Preferred Stock held by the GE Fund were converted into 3,000,000 shares of Alliance Common Stock and such common stock was converted into the right to receive $11.00 per share in cash.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

GE FUND

           /S/ JANE POLIN                             JANUARY 9, 1998
           ---------------                            ---------------
Name:      Jane Polin                                       Date
Title:     Comptroller